Exhibit 99.2

JUNE 2024 COMPANY OVERVIEW Nasdaq: BNRG

2 Nasdaq: BNRG Disclaimer This presentation of Brenmiller Energy Ltd . (the “ Company ” , “ Brenmiller ” or “ Brenmiller Energy ” ), any oral presentation of the information contained in this presentation and any question - and - answer session that may follow contain “ forward - looking statements ” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws . Statements that are not statements of historical fact may be deemed to be forward - looking statements . For example, the Company is using forward - looking statements in this presentation when it discusses : the Company ’ s belief that thermal energy storage will play a major role in the energy transition ; the Company ’ s potential production capacity of $ 200 M annually ; the Company's commercial opportunities of ~ 6 GWh which is diversified across geographies and services ; and the Company ’ s commercial opportunities for 49 Projects representing ~ $ 500 Million in potential value in 12 industries across 13 countries . Without limiting the generality of the foregoing, words such as “ plan, ” “ project, ” “ potential, ” “ seek, ” “ target, ” “ may, ” “ will, ” “ expect, ” “ believe, ” “ anticipate, ” “ intend, ” “ could, ” “ estimate ” or “ continue ” are intended to identify forward - looking statements . Readers are cautioned that certain important factors may affect the Company ’ s actual results and could cause such results to differ materially from any forward - looking statements that may be made in this presentation . Factors that may affect the Company ’ s results include, but are not limited to, the Company ’ s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, the risks associated with the adequacy of existing cash resources, and political, economic and military instability in the Middle East, specifically in Israel . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company ’ s Annual Report on Form 20 - F for the year ended December 31 , 2023 filed with the Securities and Exchange Commission's on March 18 , 2024 , which is available on the SEC ’ s website, www . sec . gov . The information in this presentation, any oral presentation of it and any question - and - answer session that may follow does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company, and nothing contained herein or therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . The information herein has not been independently verified and will not be updated . The information, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the Information, including any financial data or forward - looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company ’ s expectations, any change in events, conditions or circumstances on which these forward - looking statements are based, or other events or circumstances arising after the date of this presentation . Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified . .

3 Nasdaq: BNRG Nasdaq listed: BNRG ABOUT Brenmiller Energy Ltd. Employees As of June 2024 51 Founded Capital Investments 1 since inception 2012 $ 115 M We are a clean - tech company that develops, manufactures and sells our Thermal Energy Storage ( “ TES ” ) solutions to decarbonize heat for industry and power plants 1 Mainly from the issuance of ordinary shares, warrants, convertible securities, loans and governmental grants.

4 Nasdaq: BNRG From Rocks to Thermal Energy Storage Thin metal cells ( “ bCells ” ) are filled with the crushed rocks Rocks are crushed to small bits bCells are stacked into 12 meter modules Electrical heaters are embedded Modules are assembled on - site to a structure Structure is insulated and connected to plant

5 Nasdaq: BNRG Embedded electrical heaters Introducing bGen TM Zero 100 ƒ - 500 ƒ Steam Hot air Source : Company materials Decarbonizing heat through tested thermal energy storage

6 Nasdaq: BNRG Brenmiller overview Source : Company materials & website 1 . SystemIQ – Global ETES Opportunity, 2 . Levelized cost of heat range based on different service models. 75 MWh 2024 Belgian market illustrative case study with 5 MW steam demand, € 10 m CAPEX, € 64 /MWh steam price, € 30 /MWh electricity and grid cost, € 225 k annual other operating costs, 15 year lifetime, 8 % discount rate. 3 . Round trip efficiency = total energy output / total energy input ~ 97 % Round trip efficiency 3 4 G Wh Manufacturing capacity (at full scale) 6 Global projects 550 ˚C Steam capability ~ $ 500 m Commercial opportunities 73 MWh Cumulative projects to date 3,100 TWh Serviceable available market 2030 1 $ 115 m+ Capital invested to date

7 Nasdaq: BNRG 1 MWh IDF pilot Product development Full scale demonstration 0.5 MWh 4 MWh Commercial pilot 24 MWh Power plant pilot 32 MWh Heat as a service agreement Manufacturing plant 73 MWh to date Milestones Founded 2012 2014 2016 2022 2023 PILOTS TECHNOLOGY R& D COMMERCIAL Development Validated & ready to scale Commercialization 73 MWh 2025 + 2024 2013 2015 2018 2017 2019 2021 Expansion to 4 GWh Europe JV MOU India MoU 2020 US MoU 12 MWh Heat as a service agreement US Distribution Agreement

Key points

Industry is the largest emitter of GHG

- 11 GT CO_2 annually from industrial heat[1]
- 25% of total global GHG emissions from heat[2]

"Everything is going electric"[3]

- Renewable electricity now cheaper than fossil fuels
- Power to heat efficiency ~97%

Thermal Energy Storage ("TES") = flexibility for grid

- TES charges when convenient for wind & solar
- Minimize curtailment & provide reliable heat

Brenmiller is a leader in deployed TES

- 73 MWh in operation & construction
- Unique steam-to-steam ability for power plants

Source: Company materials. Industry as defined by the International Energy Agency (IEA).
[1]Rhodium Group & IEA. [2]International Energy Agency, Renewable energy for industry, 2017. [3]IEA, Electrification across the industry sector October 2021.

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9 Nasdaq: BNRG Renewable heat essential for net zero Sources: 1 Rhodium Group; 2 International Energy Agency, Renewable energy for industry, 2017 Other , 13 % Industry , 32 % Transport , 31 % Residential , 24% 26% 74 % Electricity Heat Global energy consumption 30 % Natural Gas 45 % Coal 15 % Oil 9 % Renewables , Annual average global emissions forecasts 1 Selected sectors gigatonnes of CO 2 equivalent Industrial heat accounts for of global energy consumption 2 ¼

10 Nasdaq: BNRG Aluminium Textiles Pulp, paper, print Food beverage, tobacco Chemicals Cement Iron and steel 0 1,000 2,000 10,000 3% 3% 94% 2% 10% 14% 73% 11,000 4,500 21% 10% 3% 66% 5,000 41% 39% 11% 8% 2,000 11% 83% 4% 2% 2,000 500 400 69% 10% 30% 65% 25% 11% 62 GWh 3 SOM 3,100 TWh 2 SAM 25,400 TWh 1 TAM Brenmiller Targeting 62 GWh 3 Obtainable Market by 2030 High > 400 0 C Medium 200 0 C - 400 0 C Low 100 0 C - 200 0 C Very Low 0 0 C - 100 0 C Source: SystemIQ – Global ETES Opportunity, Market sizing boxes are illustrative, not to scale; 1 Based on total TWh heat demand in 2030 ; 2 Based on first wave retrofit applications between 200 - 400 C according to SystemIQ; 3 Assumes 6,000 operating hours, 4:1 discharge capacity ratio, and 3 % market share.

Industrial heat from renewables is viable

Cost of power for heat[1]


Mean LCOE
(S/MWh)
$380
$320
$260
$200
$140
$80
$20
$359
$275
$135
$111
$168
$117
$60
$50
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2023
Coal
Gas peaker
Wind
Solar PV

Transition from fossil fuels to renewables

- Fossil fuels provide 90% of industrial heat today[2]
- Power to heat TES is proven & able to scale to industrial level[3]
- RE costs are more predictable and provide energy security[4]
- Industrial users looking for more cost-effective solutions[3]
- Less expensive, on demand & grid friendly[1]
- EU considering transitioning to 100% green electricity from grid[5]

Burning fossil fuels for electricity & heat is becoming more & more economically and environmentally unfeasible

Sources: [1]Lazard Levelized Cost of Energy Analysis, Version 16.0; [2]International Energy Agency, Renewable energy for industry, 2017; [3]Based on global announced projects and membership of Renewable Thermal Collaborative & LDES Council, [4]WattCrop, 5. Innovation Fund program.

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12 Nasdaq: BNRG Charging at Cumulative Negative Prices is Becoming More Feasible Source : Company materials Cumulative Negative Electricity Prices Will Increase Tenfold in the Years to Come Cumulative hours of negative wholesale power prices, forecasts for UK 750 500 250 0 1,000 hours 2027 2026 2025 2024 2023 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC Bloomberg Source: Modo Energy

13 Nasdaq: BNRG 1 Source: McKinsey & Company Global Energy Perspective 2022 . 2 Company estimate based on off - peak electricity charging. Levelized cost of heat for selected technologies, $/MWh 1 Renewables + TES is competitive now C 0 2 emissions Other costs Heating equipment Storage Power Capex Opex Electric boiler with TES Electric boiler with Li - ion Hydrogen boiler Gas boiler with CCS Electric boiler with TES + cheaper electricity 2 Electricity Base scenarios Upside potential Opportunistic charging unlocks lower costs 45 - 65 65 - 100 70 - 100 30 - 60

Business models

Diversified income stream from multiple services, tailored to customer

Equipment sales
One-off sale with O&M contract

Heat-as-a-service ("HaaS")
Supply clean heat at agreed price

Grid Services & Capacity Payments
Take excess electricity from grid
Frequency and Load Shifting Support

Illustrative 75 MWh project economics[1]

Initial investment unlocks diverse capitalized revenue streams



Capitalised revenue (€m)
€50m
€40m
€30m
€20m
€10m
€0m
CAPEX equipment supply
Heat service & storage PPA
Heat service & energy trading
Steam revenues
Activation revenues
Capacity revenues
Project revenues
Equipment revenue

Example in a European Country: 75MWh Project
Capitalized recurring revenue stream for 15-year PPA

Source : [1] Company Materials for an EU country in 2024.

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15 Nasdaq: BNRG Tested Manufacturing Approach Market leader in live production capacity, operational capability edge attracting clients Source : Company materials. The Company estimates approximately $ 200 M in revenue from potential production capacity annually if operating at full scale. 4 GWh manufacturing capacity when operating at full scale, supported by the European Investment Bank (EIB) funding Tested approach creates template to launch localized manufacturing in key geographies WORLD ’ S FIRST TES GIGAFACTORY

16 Nasdaq: BNRG Country selection ▪ Cost advantage over incumbent ▪ Grid service revenue streams ▪ Emission targets & carbon taxes Channel partners opening key markets Go - to - market strategy ▪ 100 - 600 ˚C temperature need ▪ Economically viable today ▪ Short sales cycles Flexible approach unlocks multiple sectors Client selection ▪ ESG goal to drive demand today ▪ Significant expansion potential ▪ Small pilots unlock global scale Ongoing dialogue with global brands Industry selection Source : Company materials

17 Nasdaq: BNRG Traction Collaboration scope Geography Collaborator 24 MWh project Decarbonize industrial heat across Enel client base Global gas & electricity distributor 1 MWh biomass to steam project Brazil & Colombia Distributor of photovoltaic products In discussions for 2.5 GWh opportunities Spanish JV to explore EU opportunities Green energy project developers In discussions for 200 MWh opportunities Signed MoU to explore Indian opportunities Leading solar panel manufacturer Collaborations Brenmiller focusing on product - led approach, channel partners to handle project integration & operation Source : Company materials

18 Nasdaq: BNRG Commercial pilots Off - peak electricity TES for hospital 12 MWh 32 MWh TES for beverage factory Hybrid charging TES 1 MWh Thermal power plant TES 24 MWh Commercial projects Under Development

19 Nasdaq: BNRG HaaS Equipment Attracted extensive commercial opportunity interest, diversified across geographies and services Commercial Opportunities of ~ 6 GWh USA Brazil Canada Netherlands France Germany Hungary Spain Switzerland Israel Italy Australia India Building materials Mining and metals Plastic Oil & gas Commercial Engineering Food & beverage Chemicals Energy Paper Pharma Consumer goods By Country By Industry By Service Offering Source : Company materials Commercial Opportunities for 49 Projects Representing ~ $ 500 Million in Potential Value in 12 Industries Across 13 Countries

20 Nasdaq: BNRG Pursuing Attractive Heat - as - a - Service ( “ HaaS ” ) European Opportunities Food Industry Juices & Beverages Building Materials Consumer Goods HaaS Projects Key Projects Source : Company materials Focusing on Industrial Segments

Company Catalysts

1

$63B addressable market[1] - Patented technology addresses tremendous demand for efficient, clean energy storage

2

As renewable energy generation increases, the need for a reliable method to store clean energy is a major challenge facing industry and regulators

3

BNRG is industry leader with 73MWh in operation and construction with well established award-winning tech — Contracts with customers including New York Power Authority, Enel

4

Ready for revenue ramp - Production capacity of manufacturing plant to potentially support sales of up to $200M per year for ~$500M commercial opportunities

5

Revenue models include direct equipment sales and Heat as a Service recurring revenues

[1] SystemIQ – Global ETES Opportunity, Market sizing boxes are illustrative, not to scale, assumes 6,000 operating hours, 4:1 discharge capacity ratio, and 3% market share.

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Leading team


SIEMENS
SOLEL

Avi Brenmiller
Chairman & CEO

Board of Directors



Boaz Toshav
Director



Chen Franco-Yehuda
Independent director



Nava Swersky Sofer
Independent director



Ziv Dekel
Independent director

Operational team



Doron Brenmiller
Director & CBO



Nir Brenmiller
Director & COO



Ofir Zimmerman
CFO



Gilad Walker
VP Projects



Eli Lipman
VP R&D



Orin Shefler
General Counsel



Merav Gilad
Head of Engineering



Ronit Sade
Head of EHS



Rami Ezer
VP Engineering



Avi Sasson
VP Operations

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Thank You